For Immediate Release
February 26, 2014

Manulife Financial files 2013 Audited Annual Financial Statements and Related MD&A

Toronto - Manulife Financial Corporation has filed its 2013 audited annual financial statements for the year ended December 31, 2013 and related MD&A with securities regulators, including with the Canadian Securities Administrators and with the U.S. Securities and Exchange Commission on Form 40-F. This information is available on the Company’s website at manulife.com. Shareholders may also request a hard copy of this information free of charge through the Company’s website.

About Manulife Financial

Manulife Financial is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Clients look to Manulife for strong, reliable, trustworthy and forward-thinking solutions for their most significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife Financial and its subsidiaries were approximately C$599 billion (US$563 billion) as at December 31, 2013. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife Financial can be found on the Internet at manulife.com.

Media inquiries: Sean B. Pasternak Manulife Financial (416) 852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore Manulife Financial (416) 926-6495 steven_moore@manulife.com Anique Asher Manulife Financial (416) 852-9580 anique_asher@manulife.com